UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-13980
Koninklijke KPN N.V.
(Exact name of registrant as specified in its charter)
Maanplein 55, 2516 CK, The Hague, The Netherlands, +31 - 704462093
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

• Ordinary shares, nominal value EUR 0.24 per share
• American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share, nominal value EUR 0.24 per share
• 8.000% notes due 2010
• 8.375% notes due 2030

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ❑
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☒	Rule 12h-6(i) ❑
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.           Koninklijke KPN N.V. (“KPN”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at the time of its listing on the New York Stock Exchange (the “NYSE”) in October 1995.

B.           KPN has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report on Form 20-F under section 13(a).

Item 2. Recent United States Market Activity

The Ordinary Shares have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), since November 2000, including during the 12-month period immediately preceding the filing of this Form 15F.

The 8.000% notes due 2010 and the 8.375% notes due 2030 have not been sold in the United States in a registered offering under the Securities Act since October 2000, including during the 12-month period immediately preceding the filing of this Form 15F.

Item 3. Foreign Listing and Primary Trading Market

A.           The primary trading market for KPN Ordinary Shares is Eurolist by Euronext of Euronext Amsterdam N.V. in The Netherlands (“Euronext Amsterdam”). The 8.000% notes due 2010 and the 8.375% notes due 2030 are listed on Euronext Amsterdam.

B.           KPN’s Ordinary Shares were admitted to the predecessor of Euronext Amsterdam in June 1994, and KPN has since maintained its listing on Euronext Amsterdam or its predecessor, including at the time of filing this Form 15F and during the 12 months preceding the date hereof. The 8.000% notes due 2010 and the 8.375% notes due 2030 were initially listed on Euronext Amsterdam in 2000, and KPN has since maintained their listing on Euronext Amsterdam, including at the time of filing this Form 15F and during the 12 months preceding the date hereof.

C.           During the 12-month period from 1 March 2007 through 29 February 2008, the average daily trading volume (“ADTV”) of KPN’s Ordinary Shares in on-exchange transactions in The Netherlands represented 95.4% of the ADTV of KPN’s Ordinary Shares on a worldwide basis.

Item 4. Comparative Trading Volume Data

A.           The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are 1 March 2007 and 29 February 2008.

B.           During the 12-month period described in Item 4.A., the ADTV of KPN’s Ordinary Shares in the United States (including Ordinary Shares represented by ADSs) was 148,301 shares. The ADTV of KPN’s Ordinary Shares on a worldwide basis was 12,777,880 shares.

C.           During the 12-month period described in Item 4.A., the ADTV of KPN’s Ordinary Shares in the United States was 1.2% of the ADTV of KPN’s Ordinary Shares on a worldwide basis.

D.           On March 25, 2008, KPN filed a Form 25 for purposes of notifying the Commission of the planned voluntary delisting of its ADSs from the NYSE. KPN delisted its ADSs from the NYSE on April 4, 2008. As of that date, the ADTV of KPN’s ADSs (expressed in terms of underlying Ordinary Shares) in the United States as a percentage of the ADTV for the Ordinary Shares and ADSs on a worldwide basis for the preceeding 12-month period was 1.2%.

E.           As of the date hereof, KPN has not terminated a sponsored American depositary receipt facility regarding its Ordinary Shares.

F.           The data used to make the calculations set forth in this Item and the preceding Item were obtained from Bloomberg. In this Form, United States ADTV figures include NYSE trades, while the worldwide ADTV figures include Euronext Amsterdam trades, NYSE trades, London Stock Exchange trades and Frankfurt Stock Exchange trades. All figures include off-exchange transactions.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

As of April 3, 2008, the number of record holders of the 8.000% notes due 2010 on a worldwide basis was 168.

As of April 3, 2008, the number of record holders of the 8.375% notes due 2030 on a worldwide basis was 102.

Item 7. Notice Requirement

A.           KPN published notice of its intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act on December 17, 2007.

B.           KPN disseminated such notice in the United States by means of a press release, which was also furnished to the Commission under cover of  Form 6-K on EDGAR on December 18, 2007, and published on KPN’s website, www.kpn.com, on December 17, 2007.

Item 8. Prior Form 15 Filers

A.	Not applicable
B.	Not applicable
C.	Not applicable

PART II

Item 9. Rule 12g3-2(b) Exemption

KPN will publish the information required under Rule 12g3-2(b)(1)(iii) on its public website, www.kpn.com.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

     (1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

     (2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

     (3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Koninklijke KPN N.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Koninklijke KPN N.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Signature:

Date: April 4, 2008
By:
/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Legal counsel